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                                                                    EXHIBIT 23.1


The Board of Directors
PCsupport.com, Inc.


We consent to the use of our report included in the Registration Statement on Form SB-2 of PCsupport.com, Inc. and to the reference to our firm under the heading "EXPERTS" in the Form SB-2. Our report dated August 25, 2000, except with respect to notes 10(e) and (f) which are as of September 15, 2000, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and negative cash flows from operations which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


KPMG LLP

Vancouver, Canada
December 6, 2000